Exhibit 21.1
NAME OF SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION
TriQuint, Inc.	Florida
TriQuint TFR, Inc.	Oregon
TriQuint Semiconductor GmbH	Germany
TriQuint S.R.L.	Costa Rica

TriQuint Asia, Inc.	Delaware
TriQuint International Ptd. Ltd. Singapore	Singapore
TriQuint Japan TYK	Japan
TriQuint (Shanghai) Trading Company, Ltd.	China

TriQuint Semiconductor Texas, LLC	Texas

TriQuint Sales and Design, Inc.	Delaware

TriQuint Europe Holding Company	Delaware

TriQuint WJ, Inc (f/k/a WJ Communications, Inc.)	Delaware
WJ Newco LLC	Delaware